Exhibit (a)(1)(iv)

Offer to Purchase for Cash
By

RENREN INC.

Of Up to $50 Million in Value of its American Depositary Shares
At a Purchase Price Not Greater than $2.75 per American Depositary Share
Nor Less Than $2.40 Per American Depositary Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF WEDNESDAY, APRIL 29, 2015,
UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE,
AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

April 2, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Renren Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Renren”), has appointed us to act as Dealer Manager in connection with its offer to purchase for cash up to $50 million in value of its American Depositary Shares (the “ADSs”), each representing three Class A ordinary shares, par value $0.001 per share, at a price not greater than $2.75 nor less than $2.40 per ADS, net to the seller in cash, less any applicable withholding taxes, less a cancellation fee of $0.05 per ADS accepted for purchase in the Offer that will be paid to Citibank, N.A., the Company’s ADS depositary (the “Depositary”), and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and the Letter of Transmittal.

Renren will, upon the terms and subject to the conditions of the Offer, determine a single per ADS price that it will pay for ADSs properly tendered in the Offer and not properly withdrawn, taking into account the total number of ADSs tendered and the prices specified by tendering securityholders. Promptly after the Expiration Date, Renren will select the lowest purchase price (in increments of $0.05 per ADS), not greater than $2.75 nor less than $2.40 per ADS (such purchase price, the “Final Purchase Price”), that will allow it to purchase $50 million in value of ADSs, or such lower amount equal to the value of the ADSs properly tendered and not properly withdrawn. If, based on the Final Purchase Price, ADSs having an aggregate value of less than $50 million are properly tendered and not properly withdrawn, Renren will buy all ADSs properly tendered and not properly withdrawn. All ADSs purchased in the Offer will be purchased at the Final Purchase Price, including those ADSs tendered at a price lower than the Final Purchase Price. Only ADSs properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, Renren may not purchase all of the ADSs tendered at or below the Final Purchase Price if, based on the Final Purchase Price, ADSs having an aggregate value in excess of $50 million are properly tendered and not properly withdrawn. Under no circumstances will interest be paid on the purchase price for the ADSs, regardless of any delay in making such payment. ADSs not purchased in the Offer will be returned to the tendering securityholders at Renren’s expense promptly after the Expiration Date.

Renren reserves the right, in its sole discretion, to change the per ADS purchase price range and to increase or decrease the value of ADSs sought in the Offer, in each case subject to applicable law. Renren reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 of the Offer to Purchase, or to amend the Offer in any respect, in each case subject to applicable law.

Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, ADSs having an aggregate value in excess of $50 million (or such greater amount as Renren may elect to pay, subject to applicable law) have been properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn before the Expiration Date, Renren will purchase ADSs in the following order of priority:

(i) first, from all holders of “odd lots” of less than 100 ADSs who properly tender all their ADSs at or below the Final Purchase Price and do not properly withdraw them before the Expiration Date (partial tenders will not qualify for this preference); (ii) second, from all other securityholders who properly tender ADSs at or below the Final Purchase Price and do not properly withdraw them before the Expiration Date, on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase and with appropriate adjustment to avoid purchases of fractional ADSs; and (iii) third, only if necessary to permit Renren to purchase $50 million in value of ADSs (or such greater amount as Renren may elect to pay, subject to applicable law), from holders who have tendered ADSs subject to the condition that a specified minimum number of the holder’s ADSs be purchased if any ADSs are purchased in the Offer as described in the Offer to Purchase (for which the condition was not initially satisfied) and who have not properly withdrawn them before the Expiration Date, by random lot, to the extent feasible. To be eligible for purchase by random lot, securityholders whose ADSs are conditionally tendered must have tendered all of their ADSs. Therefore, it is possible that Renren will not purchase all of the ADSs tendered by a securityholder even if such securityholder tenders its ADSs at or below the Final Purchase Price. Renren will return all ADSs tendered and not purchased pursuant to the Offer, including ADSs tendered at prices greater than the Final Purchase Price and ADSs not purchased because of proration or conditional tenders, to the tendering securityholders at Renren’s expense, promptly after the Expiration Date. See Section 1, Section 3 and Section 5 of the Offer to Purchase.

The Offer is not conditioned on any minimum number of ADSs being tendered. The Offer is, however, subject to a number of other terms and conditions. See Section 7 of the Offer to Purchase.

Renren’s directors and executive officers have advised Renren that they do not intend to tender their ADSs in the Offer. See Section 11 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold ADSs, we are enclosing the following documents:

1.	The Offer to Purchase;
2.	The Letter of Transmittal for your use and for the information of your clients, including an IRS Form W-9;
3.	Notice of Guaranteed Delivery to be used to accept the Offer if the American Depositary Receipts (“ADRs”) evidencing ownership of ADSs and all other required documents cannot be delivered to the Depositary before the Expiration Date or if the procedure for book-entry transfer cannot be completed before the Expiration Date;
4.	A letter to clients that you may send to your clients for whose accounts you hold ADSs, with space provided for obtaining such clients’ instructions with regard to the Offer; and
5.	A return envelope addressed to Citibank, N.A., as Depositary for the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF WEDNESDAY, APRIL 29, 2015, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

For ADSs to be tendered properly pursuant to the Offer, one of the following must occur: (1) the ADRs for such ADSs, or a confirmation of receipt of such ADSs pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent’s Message (as described in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, must be received before 12:00 midnight, New York City time, at the end of April 29, 2015 by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, or (2) securityholders whose ADRs evidencing the ADSs are not immediately available or who cannot deliver their ADRs and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Date must properly complete and duly execute the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Renren will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in Section 15 of the Offer to Purchase) for soliciting tenders of ADSs pursuant to the Offer. Renren will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of ADSs held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Renren, the Dealer Manager, the Information Agent or the Depositary, for purposes of the Offer. Renren will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the ADSs, except as otherwise provided in the Offer to Purchase or Instruction 7 in the Letter of Transmittal.

Any questions or requests for assistance may be directed to the Dealer Manager or the Information Agent at their respective telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of enclosed materials and direct questions and requests for assistance to the Information Agent, Georgeson Inc., at: (866) 821-0284 (toll-free).

Very truly yours,

Morgan Stanley & Co. LLC

Enclosures

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF RENREN, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.